Simpson Thacher & Bartlett
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August 25, 2022

CONFIDENTIAL AND VIA EDGAR
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Kevin Stertzel Mr. Martin James

Re:	XPeng Inc.

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-39466

Ladies and Gentlemen:

On behalf of our client, XPeng Inc. (the “Company”), we are submitting this letter in response to your correspondence dated August 3, 2022 (the “August 3 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 28, 2022.

In the August 3 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it is working on its responses and that it will require additional time in order to respond fully to your letter.

The Company is therefore requesting an extension until September 7, 2022 and expects to respond no later than that date.

*      *       *

MICHAEL J.C.M. CEULEN   MARJORY J. DING  DANIEL FERTIG   ADAM C. FURBER   YI GAO   ADAM S. GOLDBERG   MAKIKO HARUNARI   IAN C. HO   JONATHAN HWANG   ANTHONY D. KING   JIN HYUK PARK   KATHRYN KING SUDOL   CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   BRUSSELS   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   TOKYO   WASHINGTON, D.C.

Simpson Thacher & Bartlett
August 25, 2022	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	XPeng Inc.

Hsueh-Ching Lu, Vice President of Finance and Accounting

PricewaterhouseCoopers Zhong Tian LLP

Alex Chan